Exhibit 99.1

Sierra Metals Reports Strong 2019 Production Results and Announces 2020 Guidance

  Continuing an 11-year track record of consolidated annual ore throughput growth
  Record quarterly ore throughput at both the Yauricocha and Bolivar Mines
  2020 production guidance of 135* million copper equivalent pounds vs. 2019 production of 112 million pounds; 2020 silver equivalent production guidance of 21* million ounces vs. 2019 production of 19 million ounces; and 2020 zinc equivalent production guidance of 351* million pounds vs. 2019 production of 268 million pounds
  The Company’s expansion projects are increasing the percentage revenues coming from copper to 45% expected in 2020 (using the mid-point of the guidance range); up from 40% in 2019; and 36% in 2018. Silver is the second most important revenue contributor with 23% of revenues projected in 2020 (mid-point of the guidance range)
  EBITDA Guidance for 2020 is expected to be between US$109 million to US$126 million

*Assumes mid-point of 2020 production guidance ranges

TORONTO--(BUSINESS WIRE)--January 23, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report fourth quarter 2019 and full year 2019 production results, as well as 2020 guidance for production, cost, EBITDA and capex.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

2019 Consolidated Production Highlights

  Silver production of 3.4 million ounces; a 24% increase from 2018
  Copper production of 39.9 million pounds; a 17% increase from 2018
  Zinc production of 81.1 million pounds; a 6% increase from 2018
  Lead production of 35.5 million pounds; a 28% increase from 2018
  Gold production of 11,632 ounces; a 50% increase from 2018
  Total of 2.7 million tonnes processed; a 15% increase from 2018

Fourth Quarter 2019 Production Highlights

  Silver production of 0.9 million ounces; a 24% increase from Q4 2018
  Copper production of 11.3 million pounds; a 27% increase from Q4 2018
  Zinc production of 25.6 million pounds; a 46% increase from Q4 2018
  Lead production of 9.9 million pounds; a 25% increase from Q4 2018
  Gold production of 3,615 ounces; a 69% increase from Q4 2018

The Company achieved record consolidated quarterly ore throughput during Q4 2019, resulting from record quarterly ore throughput from the Yauricocha and Bolivar Mines. These results continued the Company’s successful production increases realized during the first three quarters of 2019, which resulted in strong annual consolidated production figures.

Metal production at Yauricocha increased 43% in Q4 2019 compared to Q4 2018 due to 20% higher ore throughput, 19% higher zinc head grade, and higher recoveries for all metals. At Bolivar, 28% higher ore throughput, and higher silver and gold head grades resulted in a 49% increase in copper equivalent pounds produced in Q4 2019 compared to Q4 2018. The Cusi Mine realized a 5% increase in throughput, 8% higher silver head grade offset by lower lead and gold head grades which resulted in silver equivalent ounces production that was in line with Q4 2018.

During 2019, the annual consolidated production of silver, copper, zinc, lead and gold increased 24%, 17%, 6%, 28% and 50% respectively.

Igor Gonzales, President and CEO of Sierra Metals, commented: “I am very pleased with the Company’s strong Q4 production results, which contributed to a solid year of production in 2019. The Company continues to reap the benefits of the successful operational improvement programs at all Mines.

The Company has completed expansion work at the Bolivar Mine and is ramping up to 5,000 tonnes per day while also implementing a throughput expansion at Cusi to 1,200 tonnes per day. The Company has also completed all the necessary work and has submitted all the required documentation to the authorities in Peru for its Yauricocha mine to expand to 3,600 tonnes per day and expects to receive its Environmental Impact Assessment permit this year. Furthermore, the Company has almost completed updated Life of Mine Plans, and is working to complete Pre-Feasibility and Feasibility studies, based on the encouraging PEA’s results released for all three Mines, demonstrating positive economics, and supporting the potential for future important production expansions.

At Yauricocha, during Q4 2019, we completed the refurbishment of the lower part of the Mascota Shaft as well as the infrastructure and tie-ins for the Yauricocha tunnel, allowing for faster turn-around in the cycle time of the trolley locomotives, and providing for increased capacity and handling of larger volumes of ore and waste. Tonnage through the tunnel can be ramped up further as larger locomotives and ore cars are added in the future.

In Q1 2020 the Yauricocha shaft continues to be sunk to the 1270 level to provide access to further reserves and resources at the Mine. Loading pockets are expected to be added later this year on the 1210 level. Also, work will continue on a ramp connecting the 920 level with the 720 level at Yauricocha providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the mine.”

He concluded, "2020 will be an important year for the Company as we ramp up production in Mexico while continuing to modernize and improve all Mines implementing best operational practices. These changes should allow the Company to increase metal production to new highs. Our Company-wide ongoing brownfield exploration programs should also lead to further significant growth in reserves and resources, which will add to the value of our assets during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			12 Months Ended
	Q4 2019	Q4 2018	% Var.	Q4 2019	Q1 2019	Q4 2018	% Var.

Tonnes processed	731,500	599,297	22%	2,671,853	568,401	2,325,288	15%
Daily throughput	8,360	6,849	22%	7,634	6,496	6,644	15%

Silver production (000 oz)	871	701	24%	3,375	691	2,716	24%
Copper production (000 lb)	11,308	8,932	27%	39,889	7,732	33,968	17%
Lead production (000 lb)	9,924	7,948	25%	35,452	6,954	27,714	28%
Zinc production (000 lb)	25,590	17,545	46%	81,083	16,421	76,831	6%
Gold Production (oz)	3,615	2,137	69%	11,632	1,986	7,743	50%

Silver equivalent ounces (000's)(1)	5,016	4,445	13%	18,721	3,988	17,988	4%
Copper equivalent pounds (000's)(1)	32,510	23,447	39%	111,678	21,767	95,184	17%
Zinc equivalent pounds (000's)(1)	81,919	56,287	46%	267,658	50,562	215,053	24%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices:

$17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices:

$15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine production increased despite the negative impact of the 28-day illegal strike in the first half of 2019. The Mine processed a total of 1,116,919 tonnes during 2019, representing an 1% increase from 2018, and 321,701 tonnes in Q4 2019, representing a 20% increase compared to Q4 2018. Zinc equivalent metal production in Q4 2019 increased by 43% due to higher ore throughput, higher head grades for zinc (19%), lead and gold, and higher recoveries for all metals. The higher zinc head grade and zinc production realized during Q4 2019 was the result of increased production from the high grade small ore bodies (“cuerpos chicos”).

Year over year zinc equivalent production was 19% higher in 2019 compared to the prior year. During 2019, the annual production of silver, copper, zinc, lead and gold increased 15%, 20%, 6%, 30% and 22% respective to 2018.

A summary of production from the Yauricocha Mine for Q4 2019 has been provided below:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2019	Q4 2018	% Var.	Q4 2019	Q1 2019	Q4 2018	% Var.

Tonnes processed	321,701	268,363	20%	1,116,919	233,814	1,106,649	1%
Daily throughput	3,677	3,067	20%	3,191	2,672	3,162	1%

Silver grade (g/t)	60.14	64.06	-6%	63.24	63.51	60.32	5%
Copper grade	1.05%	1.06%	-1%	1.06%	1.00%	0.97%	9%
Lead grade	1.55%	1.51%	3%	1.57%	1.45%	1.30%	21%
Zinc grade	4.05%	3.41%	19%	3.72%	3.56%	3.55%	5%
Gold Grade (g/t)	0.60	0.57	5%	0.59	0.55	0.58	2%

Silver recovery	79.75%	72.66%	10%	79.20%	77.23%	72.85%	9%
Copper recovery	75.49%	74.89%	1%	77.05%	74.80%	70.84%	9%
Lead recovery	88.39%	84.42%	5%	89.33%	88.19%	83.75%	7%
Zinc recovery	89.11%	87.07%	2%	88.52%	89.51%	88.74%	0%
Gold Recovery	21.22%	17.20%	23%	19.74%	18.09%	16.63%	19%

Silver production (000 oz)	496	402	24%	1,799	369	1,563	15%
Copper production (000 lb)	5,648	4,702	20%	20,059	3,863	16,741	20%
Lead production (000 lb)	9,691	7,528	29%	34,548	6,605	26,520	30%
Zinc production (000 lb)	25,590	17,545	46%	81,083	16,421	76,761	6%
Gold Production (oz)	1,322	850	55%	4,165	753	3,403	22%

Zinc equivalent pounds (000's)(1)	58,102	40,640	43%	187,672	35,911	157,151	19%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices:

$17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices:

$15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed 1,269,697 tonnes in 2019, representing a 23% increase over 2018. The average daily ore throughput realized during the fourth quarter was approximately 4,000 tpd, reaching 4,682 tpd for the month of December 2019, exceeding the 4,250 tpd target. Q4 2019 record throughput was 348,434 tonnes, which was 28% higher when compared to Q4 2018. The higher throughput and higher gold and silver head grades resulted in a 49% increase in copper equivalent production in Q4 2019 compared to Q4 2018, despite the 2% reduction in copper grades. The development work performed during the year by increasing the ramps and access drives resulted in increased access to more minable stopes which also contributed to the higher throughput. The Company is pleased with the progress made on the expansion plans at the Bolivar Mine with production expected to increase steadily in 2020, reaching approximately 5,000 tpd by Q4 2020. The Bolivar West zone is now contributing to approximately 40% of ore production and is expected to increase to 50% during 2020.

Copper equivalent production at the Bolivar Mine increased 28% in 2019 compared to 2018, with copper production 15% higher, silver production 42% higher, and gold production 76% higher. In Q4 2019, copper production increased by 34% to 5,659,000 pounds, silver production increased 44% to 185,000 ounces, and gold production increased 91% to 2,216 ounces compared to Q4 2018. The significantly higher silver and gold production is due to higher silver and gold head grades in the Bolivar West zone, as compared to the El Gallo zone. The 49% increase in copper equivalent production was driven by higher throughput, and higher silver and gold head grades.

A summary of production for the Bolivar Mine for Q4 2019 has been provided below:

Bolivar Production	3 Months Ended			12 Months Ended
	Q4 2019	Q4 2018	% Var.	Q4 2019	Q1 2019	Q4 2018	% Var.

Tonnes processed (t)	348,434	272,645	28%	1,269,697	263,238	1,031,750	23%
Daily throughput	3,982	3,116	28%	3,628	3,008	2,948	23%

Copper grade	0.87%	0.89%	-2%	0.85%	0.81%	0.95%	-10%
Silver grade (g/t)	20.98	19.00	10%	19.81	19.47	17.69	12%
Gold grade (g/t)	0.32	0.21	54%	0.27	0.19	0.17	54%

Copper recovery	84.76%	79.27%	7%	83.02%	82.24%	79.95%	4%
Silver recovery	78.69%	77.14%	2%	79.18%	79.14%	77.08%	3%
Gold recovery	62.28%	64.29%	-3%	63.54%	67.87%	68.55%	-7%

Copper production (000 lb)	5,659	4,230	34%	19,830	3,869	17,227	15%
Silver production (000 oz)	185	128	44%	640	130	452	42%
Gold production (oz)	2,216	1,163	91%	6,974	1,100	3,968	76%

Copper equivalent pounds (000's)(1)	8,099	5,426	49%	27,234	5,083	21,323	28%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices:

$17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices:

$16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices:

$15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

Cusi Mine, Mexico

Annual production at the Cusi Mine was 285,236 tonnes in 2019, which was 53% higher than 2018. Total ore processed increased by 5% to 61,365 tonnes during Q4 2019 compared to Q4 2018. The higher throughput was partially offset by lower head grades and recoveries for all metals, despite an 8% increase in silver grades, which resulted in a 1% increase in silver equivalent production in Q4 2019 compared to Q4 2018.

Silver equivalent production increased 27% during 2019 compared to 2018, as silver production increased 34% to 936,000 ounces, gold production increased 32% to 493 ounces and lead production decreased 24% to 904,000 pounds. There was no zinc production during the year compared to 71,000 pounds in 2018. However, during Q4 2019, silver production was 11% higher while gold and lead production were 37% and 45% lower than Q4 2018, respectively.

A summary of production for the Cusi Mine for Q4 2019 has been provided below:

Cusi Production	3 Months Ended			12 Months Ended
	Q4 2019	Q4 2018	% Var.	Q4 2019	Q1 2019	Q4 2018	% Var.

Tonnes processed (t)	61,365	58,289	5%	285,236	71,349	186,889	53%
Daily throughput	701	666	5%	815	815	534	53%

Silver grade (g/t)	120.51	111.10	8%	129.05	105.27	140.17	-8%
Gold grade (g/t)	0.14	0.16	-14%	0.15	0.15	0.16	-6%
Lead grade	0.23%	0.41%	-43%	0.19%	0.30%	0.36%	-47%
Zinc grade	0.23%	0.49%	-53%	0.19%	0.32%	0.40%	-52%

Silver recovery (flotation)	79.82%	82.06%	-3%	79.10%	79.53%	83.10%	-5%
Gold recovery (lixiviation)	28.36%	40.72%	-30%	36.14%	37.53%	39.14%	-8%
Lead recovery	74.00%	80.61%	-8%	75.40%	75.21%	79.92%	-6%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	0.00%	4.26%	-100%

Silver production (000 oz)	190	171	11%	936	192	700	34%
Gold production (oz)	78	124	-37%	493	133	372	32%
Lead production (000 lb)	232	421	-45%	904	349	1,194	-24%
Zinc production (000 lb)	0	0	N.R.	0	0	71	-100%

Silver equivalent ounces (000's)(1)	209	207	1%	1,029	224	813	27%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices:

$17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices:

$15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

2020 Guidance

Production Guidance

The Company anticipates that 2020 copper equivalent production will range between 127.1 to 142.5 million pounds, silver equivalent production will range between 20.1 to 22.6 million ounces, and zinc equivalent production will range between 331.1 to 371.2 million pounds. The increase in 2020 guidance for copper pounds and silver ounces compared to the actual 2019 production is due to the significant throughput and recovery increases planned at Bolivar and Yauricocha.

A table summarizing 2020 production guidance has been provided below:

	2020 Guidance		2019
	Low	High	Actual
Silver ounces (000's)	4,333	5,016	3,375
Copper pounds (000's)	51,605	57,339	39,889
Lead pounds (000's)	28,174	31,304	35,452
Zinc pounds (000's)	86,630	96,256	81,083
Gold ounces	10,922	12,136	11,632
Silver equivalent ounces (000's)[1]	20,115	22,551	18,721
Copper equivalent pounds (000's)[1]	127,062	142,450	111,678
Zinc equivalent pounds (000's)[1]	331,061	371,153	267,658

(1) 2020 metal equivalent guidance was calculated using the following prices:

$17.91/oz Ag, $2.84/lb Cu, $0.92/lb Pb, $1.09/lb Zn, $1,484/oz Au. 2019 metal equivalent actuals were calculated using 2019 realized prices

($16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au).

2020 Cost Guidance

A mine by mine breakdown of 2020 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. All costs are in US$. Cash costs and AISC guidance is shown per zinc equivalent payable pound at Yauricocha, copper equivalent payable pound at Bolivar, and silver equivalent payable ounce at Cusi.

Mine		Equivalent Production Range **		Cash Costs per	AISC ($)* Costs per
				ZnEqLb or	ZnEqLb or
				CuEqLb or	CuEqLb or
				AqEqLb	AqEqLb
Yauricocha	Zinc Eq Lbs (000's)	208,328	231,476	$ 0.46	$ 0.77
Bolivar	Copper Eq Lbs (000's)	36,161	40,179	$ 1.30	$ 1.75
Cusi	Silver Eq Lbs (000's)	1,732	2,126	$ 11.90	$ 15.18

* AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capex

** 2020 Silver equivalent ounces, copper equivalent pounds, zinc equivalent pounds, were calculated using the following metal prices:$17.94 /oz Ag, $2.84/lb Cu, $1.09/lb Zn, $0.92/lb Pb, $1,484/oz Au.

2020 EBITDA Guidance

Consolidated EBITDA Guidance including corporate expenses expected to be between US$ 109.2 million and US$ 126.2 million broken down as follows:

	EBITDA Range (US$000)
Yauricocha	67,925	75,968
Bolivar	42,703	47,884
Cusi	5,192	9,100
Corporate	(6,629)	(6,760)
Total**	109,191	126,193
** 2020 Silver EBITDA Range was calculated using calculated using the following metal prices: $17.94 /oz Ag, $2.84/lb Cu, $1.09/lb Zn, $0.92/lb Pb, $1,484/oz Au.

As noted in a previous press release dated January 8, 2020, the Company is entering into a new phase as a generator of free cash flow, as such, it is now in a position to start returning capital to its shareholders. In this regard, the Company’s board of directors (the “Board”) has approved a plan to return up to US$30 million to shareholders in the coming year, which represents a portion of the EBITDA guidance noted above.

In furtherance of this plan, Sierra Metals intends to launch a substantial issuer bid (the “Offer”) pursuant to which the Company will offer to repurchase for cancellation up to US$15 million of its common shares (the “Common Shares”) from shareholders for cash. The Offer will proceed by way of a modified Dutch auction. The Company intends to fund the Offer with available cash on hand and expects to announce the terms of the Offer in the second quarter of 2020.

The Board is continuing its ongoing review of and consideration with respect to the method by which the remaining US$15 million will be distributed to its shareholders including potential further substantial issuers bids. Going forward, the Company expects to be in a position to return a significant portion of its excess free cash flow to shareholders annually.

2020 Capital Expenditures

In 2020, the Company plans to invest a total of up to US$52 million on capital expenditures of which US$10 million has been carried over from the 2019 Capex Budget for carry forward projects. The US$52 million capital expenditure budget includes US$22 million for sustaining capital requirements and US$30 million for expansion, growth projects and exploration expenses. These capital expenditures will allow Sierra Metals to continue to significantly grow our mineral reserves and resources, complete the development work required in operations in order to increase production in the future. These significant capital expenditure projects are expected to result in increased cash flows, and lower cash costs. These capital expenditure programs will be funded through the generation of operating cash flows.

Igor Gonzales, President and CEO of Sierra Metals commented, “The 2020 budget includes important capital investments for property, plant and equipment as well as underground development, exploration, corporate projects including shaft deepening, ventilation and camp improvements. Additionally, tailing dam facility expansions at the Yauricocha Mine, and improvements and expansion of existing tailings deposition facilities at the Bolivar and Cusi Mines are included in this year’s budget. These prudent capital investments provide for solid returns and will allow the Company to proceed on a path of future production and exploration growth while improving operational performance. Management continues to review metal prices and retains the option to adjust the 2020 budget should metal prices experience any dramatic changes within the year.”

A breakdown by mine of the throughput and planned capital investments is shown below:

The Yauricocha Mine in Peru plans to process up to 1.2 million tonnes (3,425 tpd) in 2020. Sustaining capex will be approximately US$12 million and growth capex will be approximately US$21 million.

2020 major capital investments include (all amounts US$):

Up to:

  $6 million for deepening of the Yauricocha Shaft
  $3 million for regional and brownfield exploration and lower level development
  $5 million for ventilation
  $3million for the mine camp
  $3 million for equipment
  $2 million for tailing dam facility expansion next lift
  $3 million for Mascota - Esperanza ramp
  $4 million in development in Central and Cachi Cachi mine zones

The Bolivar Mine in Mexico plans to process up to 1.6 million tonnes, with an average production rate of 4,700 tpd in 2020. Sustaining capex will be approximately US$7 million and growth capex will be approximately US$6 million.

2020 major capital investments include (all amounts US$):

Up to:

  $2 million for regional and brownfield exploration and development of drifts and drill stations
  $1 million for equipment
  $1 million for concentrator plant
  $2 million for starter dam deposition facility
  $4 million for development

The Cusi Mine in Mexico plans to process up to 421,440 tonnes, ramping up from 800 tpd with an objective of reaching 1,200 tpd in Q2 2020. Sustaining capex will be approximately US$4 million and growth capex will be US$2 million.

2020 major capital investments include (all amounts US$):

Up to:

  $2 million for development
  $2 million for equipment
  $2 million for tailings deposition facility

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:
Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777